BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

EXTRACT FROM THE MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON NOVEMBER 13, 2024

1.             Date, Time and Place: Held on November 13, 2024, at 2 p.m., at the office of BRF S.A. ("Company"), located at Avenida das Nações Unidas, nº 14.401, 25th floor, Chácara Santo Antônio, CEP 04794-000, City of São Paulo, State of São Paulo, and by videoconference.

2.             Call and Attendance: Call duly carried out pursuant to Article 21 of the Company's Bylaws with the presence of all the members of the Board of Directors, namely, Mr. Marcos Antonio Molina dos Santos, Ms. Marcia Aparecida Pascoal Marçal dos Santos, Mr. Sergio Agapito Lires Rial, Mr. Marcos Fernando Marçal dos Santos, Ms. Flávia Maria Bittencourt, Mr. Augusto Marques da Cruz Filho, Mr. Eduardo Augusto Rocha Pocetti, Mr. Márcio Hamilton Ferreira and Mr. Pedro de Camargo Neto. Attending as guests, considering the topics included in the Agenda, Messrs. Miguel de Souza Gularte, the Company's Global Chief Executive Officer, and Fabio Luis Mendes Mariano, Vice President of Finance and Investor Relations, as well as Messrs. Octavio Zampirollo and André Barbosa, representatives of Grant Thornton Auditores Independentes ("Grant Thornton").

3.             Composition of the Board: Chairman: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.

4.             Agenda: (i) To analyze and approve the Company's Quarterly Financial Information for the quarter ended September 30, 2024 ("3rd ITR/2024"); (ii) Analyze and approve the Amendment to the Company's current Share Buyback Program ("Share Buyback Program"); and (iii) Resolve on the proposal for the distribution of interest on capital (“IoC”) to the Company's shareholders.

5.           Resolutions: The members of the Company's Board of Directors, by unanimous vote and without any reservations or restrictions, approved the drafting of these minutes in summary form and resolved, after examining and debating the matters contained in the Agenda, as follows:

5.1.       Regarding item "(i)" of the Agenda, the members of the Board of Directors, unanimously of those present and without any reservations or restrictions, in accordance with the recommendation of the Audit and Integrity Committee, and also considering the knowledge of the Company's Fiscal Council, approved the 3rd ITR/2024, accompanied by the Management Report, the explanatory notes and the opinion of the independent auditors.

5.2.       Regarding item "(ii)" of the Agenda, the members of the Board of Directors, by unanimous vote and without any reservations or restrictions, subject to the provisions of CVM Resolution No. 77/2022, pursuant to item XI of article 23 of the Bylaws, resolved on the Amendment to the Share Buyback Program, which was approved on May 7, 2024 and amended on August 14, 2024, whose information is specified in Exhibit I of these minutes, pursuant to Exhibit G of CVM Resolution No. 80/2022.

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Extract from the Minutes of the Ordinary Meeting of the Board of Directors of BRF S.A. held on November 13, 2024.

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

EXTRACT FROM THE MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON NOVEMBER 13, 2024

5.3.       With respect to item "(iii)" of the Agenda, the members of the Board of Directors, by unanimous vote and without any reservations or restrictions, approved the distribution to shareholders, as provided for in article 37, caput and paragraphs 1 and 2, of the Bylaws, of IoC in the total amount of R$ 946,000,000.00 (nine hundred and forty-six million reais), corresponding to the gross amount of R$ 0.57747488697 per share, based on the balance sheet prepared by the Company on October 31, 2024, which will be subject to withholding income tax, by applying the applicable rate, except for shareholders who are immune or exempt, whose condition must be provided by November 25, 2024, noted that (i) shareholders who are registered in the Company's records on November 25, 2024 will be entitled to IoC, with the shares being traded "ex-rights" as of November 26, 2024, inclusive; (ii) the payment of IoC will be made on December 5, 2024; and (iii) the IoC will be imputed to the minimum mandatory dividend for the fiscal year ending on December 31, 2024, at its net value, pursuant to the applicable legislation and the Company's Bylaws.

6.             Documents Filed with the Company: Documents that supported the resolutions taken by the members of the Board of Directors or that are related to the information provided during the meeting are filed at the Company's headquarters.

7.             Adjournment: There being no further business to discuss, the meeting was adjourned, and these Minutes were drawn up by means of electronic processing, which, after being read and approved, was signed by all the Board Members present.

I certify that the above extract is a faithful transcription of an excerpt from the minutes drawn up in the Book of Minutes of Ordinary and Extraordinary Meetings of the Company's Board of Directors.

São Paulo, November 13, 2024.

Bruno Machado Ferla

Secretary

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Extract from the Minutes of the Ordinary Meeting of the Board of Directors of BRF S.A. held on November 13, 2024.

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

EXTRACT FROM THE MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON NOVEMBER 13, 2024

ANNEX I

TO THE MINUTES OF THE ORDINARY MEETING OF THE

BOARD OF DIRECTORS OF BRF S.A.,

HELD ON NOVEMBER 13, 2024

ANNEX G TO CVM RESOLUTION NO. 80/22

1.           Justify in detail the objective and expected economic effects of the operation;

The Company's objective with the Share Buyback Program: to maximize the generation of value for shareholders, promoting the efficient allocation of available resources and the Company's capital structure. The Company may use the shares to be acquired to remain in treasury, and subsequent sale or cancellation, as well as to comply with the obligations and commitments assumed under the Stock Option Grant Plan, approved at the Annual and Extraordinary Shareholders' Meeting held on April 8, 2015 ("Call Option Grant Plan"), and the Restricted Share Grant Plan, approved at the Annual and Extraordinary Shareholders' Meeting held on April 8, 2015 and amended at subsequent Shareholders' Meetings ("Restricted Share Grant Plan").

The Company, through the Board of Directors, understands that the acquisition of shares issued by the Company will not impact its financial health.

2.           Inform the number of shares (i) outstanding and (ii) already held in treasury;

(i)           Number of shares outstanding in the market, as defined in article 1, sole paragraph, item I, of CVM Resolution No. 77/2022: 788,236,859 common shares (based on the shareholding position as of October 31, 2024);

(ii)          Number of treasury shares as of this date: 44,306,771 common shares (based on the shareholding position as of October 31, 2024);

3.           Inform the number of shares that may be acquired or sold;

Maximum number of shares to be acquired: up to thirty (30) million common shares.

4.           Describe the main characteristics of the derivative instruments that the company will use, if any;

The Company will not use derivative instruments.

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Extract from the Minutes of the Ordinary Meeting of the Board of Directors of BRF S.A. held on November 13, 2024.

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

EXTRACT FROM THE MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON NOVEMBER 13, 2024

5.           Describe, if any, any agreements or voting guidelines between the company and the counterparty of the operations;

Not applicable. The Company will carry out the operations on the stock exchange, will not have knowledge of who the counterparties will be in the operations and does not have or will have voting agreements or guidelines with such counterparties.

6.           In the event of operations carried out outside organized securities markets, inform:

a.           the maximum (minimum) price at which the shares will be acquired (disposed of); and

b.           if applicable, the reasons that justify carrying out the operation at prices more than 10% (ten percent) higher, in the case of acquisition, or more than 10% (ten percent) lower, in the case of sale, than the average of the quotation, weighted by volume, in the 10 (ten) previous trading sessions;

Not applicable since all acquisitions will be carried out on the stock exchange and at market price.

7.           Inform, if any, the impacts that the negotiation will have on the composition of the shareholding control or the administrative structure of the company;

The Company, through the Board of Directors, understands that the acquisition of shares issued by the Company will not impact its shareholding composition.

8.           Identify the counterparties, if known, and, in the case of a party related to the company, as defined by the accounting rules that deal with this matter, also provide the information required by article 9 of CVM Resolution No. 81, of March 29, 2022;

As all operations will be carried out on the stock exchange and at market price, the Company has no knowledge of who will be the counterparties of the operations.

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Extract from the Minutes of the Ordinary Meeting of the Board of Directors of BRF S.A. held on November 13, 2024.

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

EXTRACT FROM THE MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON NOVEMBER 13, 2024

9.           Indicate the destination of the funds earned, if applicable;

See item 1.

10.        indicate the maximum period for the settlement of authorised transactions;

Maximum term for the acquisition of shares issued by the Company under the Share Buyback Program: the same period approved by the Board of Directors at a meeting held on May 7, 2024, which began on May 8, 2024 and will end on October 7, 2025, and the Board of Executive Officers is responsible for defining the dates on which the buybacks will be effectively executed.

11.        Identify institutions that will act as intermediaries, if any;

Financial institutions that will act as intermediaries: XP INVESTIMENTOS CCTVM S/A., CNPJ: 02.332.886/0001-04, Av. Chedid Jafet, 75 - 30th floor South Tower. São Paulo, SP / CEP: 04551-065; BRADESCO S.A CORRETORA DE TÍTULOS E VALORES MOBILIARIOS., CNPJ: 061.855.045/0001-32, Av. Presidente Juscelino Kubitscheck, 1309 - 11th floor. São Paulo, SP / CEP: 04543-011; ITAÚ CORRETORA DE VALORES S.A., CNPJ 61.194.353/0001-64, Avenida Brigadeiro Faria Lima, 3500 – 3rd floor, São Paulo – SP / CEP: 04538-132; AGORA CORRETORA DE TITULOS E VALORES IMOBILIÁRIOS S/A., CNPJ: 74.014-747/0001-35, Av. Presidente Juscelino Kubitscheck 1309, - 4, 5 and 11 floor - Vila Nova Conceição - São Paulo - SP; SAFRA DISTRIBUIDORA DE TITULOS E VALORES MOBILIARIOS LTDA., CNPJ 01.638.542/0001-57, Av. Paulista, 2100 - Bela Vista, São Paulo – SP.

12.        Specify the available resources to be used, pursuant to article 8, paragraph 1, of CVM Resolution No. 77, of March 29, 2022;

The acquisitions made under the Share Buyback Program will be supported by the Company's capital reserve, as determined in the financial statements for the quarter ended September 30, 2024, whose amount corresponds to R$ 2,763,362,601.00.

13.        Specify the reasons why the members of the board of directors feel comfortable that the share buyback will not affect the fulfillment of obligations assumed with creditors or the payment of mandatory, fixed or minimum dividends.

The Company, through the Board of Directors, understands that the acquisition of shares issued by it will not impact its shareholding composition, nor its financial health.

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Extract from the Minutes of the Ordinary Meeting of the Board of Directors of BRF S.A. held on November 13, 2024.